August 8, 1997









Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                                   Re:      New Century Energies, Inc.
                                            SEC File Number 70-9005

Dear Sirs:

     We have acted as counsel for New Century Energies, Inc., a Delaware corporation ("NCE"), in connection with its Form U-1 Application/Declaration (File No. 70-9005), as amended ("Declaration"), filed with the Securities and Exchange Commission ("SEC") with respect to the proposed transactions described therein ("Transactions"). In the Declaration authority was requested for NCE to implement a stockholder rights plan ("Plan") and to enter a related Rights Agreement ("Rights Agreement") with The Bank of New York, as agent. An Order was issued by the Commission with respect to the Transactions on August 1, 1997.

     Pursuant to the Plan, the board of directors of NCE declared a dividend distribution of one right ("Right") for each outstanding share of common stock, $1.00 par value per share, of NCE ("Common Stock") to stockholders of record at the close of business on July 31, 1997. In addition, each holder of a share of Common Stock issued after the record date is similarly entitled to receive one Right for each such share. Each Right initially (i) entitles the holder to purchase from NCE one one-hundredth of a share of Series A Junior Participating Preferred Stock ("Preferred Stock") at a price of $100, subject to adjustment,
(ii) is evidenced by the certificates for



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shares of Common Stock and (iii) is only transferable with the Common Stock. A certificate of designation setting forth the voting power, designation, preferences, rights and qualifications of the Preferred Stock ("Certificate of Designation") was filed in Delaware on August 1, 1997.

     Separate certificates evidencing the Rights would be issued to such holders of Common Stock a specified time after (i) a person or affiliated group acquires the ownership of 10% or more of the voting power of the outstanding voting securities of NCE or (ii) the announcement of a tender offer or exchange offer (incipient or already begun) which would result in a person owning 10% or more of such voting power. Once a person obtains beneficial ownership of 10% or more of the voting power of the outstanding voting securities of NCE, the holder of a Right (except such 10% or more holder or its successors and assigns) would be able to receive, upon exercise, Common Stock or other assets having a value equal to two times the purchase price of the Right then in effect. Alternatively, the NCE board has the option to exchange the outstanding Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right. The terms and conditions of the Plan are as described in more detail in the Declaration.

     In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such records of NCE and such other documents, certificates and corporate or other records as we have deemed necessary or appropriate as a basis for the opinions set forth herein. In our examination, we have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

     Based on the foregoing, and subject to the assumptions and conditions set forth herein, and having regard to legal considerations which we deem relevant, we are of the opinion that:

          1 . No state commission has jurisdiction over the Transactions;

          2 . NCE is validly organized and duly existing;

          3 . The Rights issued to holders of record on July 31, 1997 have been, and Rights thereafter issued in accordance with the Rights Agreement in connection with subsequent issuances of newly authorized Common Stock will be, validly issued and the holders of the Rights will be entitled to the rights and privileges appertaining thereto set forth in the Rights Agreement;


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          4 . The shares of Preferred Stock when issued pursuant to the Plan will be validly issued, fully paid and nonassessable, and the holders of such shares will be entitled to the rights and privileges appertaining thereto set forth in the certificate of incorporation of NCE, as amended by the Certificate of Designation;

          5 . The shares of Common Stock, when issued pursuant to the Plan will be validly issued, fully paid and nonassessable, and the holders of such shares will be entitled to the rights and privileges appertaining thereto set forth in the certificate of incorporation of NCE;

          6 . All state laws applicable to the Transactions have been complied with; however, we express no opinion as to need to comply with state blue sky laws;

          7 . The consummation of the Transactions will not violate the legal rights of the holders of any securities issued by NCE or any associate company thereof;

          8 . The Transactions have been carried out in accordance with the Declaration.

     We hereby consent to the use of this opinion in connection with the Declaration.


                                           Very truly yours,




                                           /s/ Cahill Gordon & Reindel